Mail Stop 4561

September 30, 2009

Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650

> **Re:** **Merge Healthcare Incorporated**
> **Registration Statement on Form S-3**
> **File No. 333-161689**
> **Registration Statement on Form S-3**
> **File No. 333-161691**
> **Filed September 2, 2009**

Dear Mr. Dearborn:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you should expressly incorporate by reference into your registration statements on Form S-3 the amended current reports on Form 8-K filed on September 4, 2009, and September 24, 2009, respectively, as well as any other reports filed prior to the effective date of the registration statement and required to be incorporated by reference. See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Forms, available at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

2.   We note that you intend to file certain exhibits to each of your registration statements by amendment. In particular, we refer to the legal opinions that you intend to file for both registration statements and the forms of indenture you intend to file for the debt securities you seek to register for the shelf pursuant to Form S-3 (file no. 333-161691).   Please be advised that we will need sufficient time prior to requested effectiveness of the registration statements to review and provide any comments on these exhibits.

Registration Statement on Form S-3 (333-161689)

General

3.   You indicate on page 19 that you issued the shares being offered for resale to the selling shareholders in an unregistered offering based on a claim of exemption under Rule 506 of Regulation D. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Form(s) D for these and any other sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Selling Stockholders, page 19

4.   With respect to the shares to be offered for resale by each selling stockholder that is a legal entity identified separately in the selling shareholder table, including Fluke Venture Partners II, L. P. and Telegraph Hill Partners II, LP, please disclose the natural person or persons who have sole or shared voting and/or investment control over the shares to be offered by that shareholder. Please note that you may aggregate the holdings of multiple selling shareholders that are legal entities, where the aggregate holdings of the group is less than 1% of the class prior to the offering; if you do this, you do not need to identify the individual(s) with voting or investment power over the shares held by each of the selling shareholder entities in the group. See Questions 140.02 and 240.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

***

        As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include marked copies of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider written requests for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on such request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (414) 977-4202
        Ann Mayberry-French
        Vice President, General Counsel and Secretary